Exhibit 99.1

"Bezeq" The Israel Telecommunication
Corporation Ltd.
Condensed Consolidated Interim
Financial Statements
March 31, 2012
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.
This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Review Report to the Shareholders of “Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2012 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for this interim period in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for this interim period based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute approximately 1.9 % of the total consolidated assets as of March 31, 2012, and whose revenues constitute approximately 1.7 % of the total consolidated revenues for the three month period then ended. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)
May 8, 2012

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,473	681	1,352
Investments, including derivatives	1,297	20	946
Trade receivables	3,130	2,787	3,059
Other receivables	349	274	286
Inventory	225	246	204
Assets classified as held for sale	25	20	23
Total current assets	6,499	4,028	5,870

Investments, including derivatives	101	129	119
Trade and other receivables	1,442	1,299	1,499
Property, plant and equipment	6,102	5,773	6,022
Intangible assets	2,268	2,256	2,257
Deferred and other expenses	280	281	282
Investments in equity-accounted investees (mainly loans)	1,041	1,068	1,059
Deferred tax assets	188	299	223
Total non-current assets	11,422	11,105	11,461

Total assets	17,921	15,133	17,331

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		March 31, 2012	March 31, 2011	December 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Note	NIS million	NIS million	NIS million
Debentures, loans and borrowings		685	1,013	765
Trade payables		894	1,032	890
Other payables, including derivatives		892	1,042	792
Current tax liabilities		481	313	397
Deferred income		56	34	56
Provisions		181	260	186
Employee benefits		358	538	389
Dividend payable	6	982	984	971
Total current liabilities		4,529	5,216	4,446

Debentures		4,592	1,914	4,663
Loans		4,139	2,711	4,150
Employee benefits		229	267	229
Other liabilities		76	42	93
Provisions		69	69	69
Deferred tax liabilities		63	75	69
Dividend payable	6	935	1,827	924
Total non-current liabilities		10,103	6,905	10,197

Total liabilities		14,632	12,121	14,643

Equity
Total equity attributable to equity holders of the Company		3,246	2,970	2,650
Non-controlling interests		43	42	38
Total equity		3,289	3,012	2,688

Total liabilities and equity		17,921	15,133	17,331

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 8, 2012

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated interim Statements of Income

		For the three-month period ended		For the year ended
		March 31		December 31
		2012	2011	2011
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Revenues	8	2,740	2,913	11,373

Operating results
Depreciation and amortization		358	335	1,395
Salaries		511	532	2,103
General and operating expenses	9	1,044	1,131	4,494
Other operating expenses (income), net		(23)	250	139
		1,890	2,248	8,131

Operating profit		850	665	3,242
Financing expenses (income)
Financing expenses		132	102	599
Financing income	See Note 4.3	(176)	(82)	(389)
Financing expenses (income), net		(44)	20	210

Profit after financing expenses (income), net		894	645	3,032
Share in losses of equity-accounted investees		58	65	216
Profit before income tax		836	580	2,816
Income tax		245	174	755
Profit for the period		591	406	2,061

Attributable to:
Owners of the Company		582	407	2,066
Non-controlling interests		9	(1)	(5)
Earnings for the period		591	406	2,061

Earnings per share (NIS)
Basic and diluted earnings per share		0.21	0.15	0.76

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	591	406	2,061
Actuarial gains, net of tax	-	-	27
Net change in fair value of financial assets classified as available for sale transferred to profit or loss	(6)	-	-
Other items of comprehensive income for the period, net of tax	-	-	8
Total comprehensive income for the period	585	406	2,096

Attributable to:
Owners of the Company	576	407	2,101
Non-controlling interests	9	(1)	(5)
Total comprehensive income for the period	585	406	2,096

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	Attributable to owners of the Company

Three months ended March 31, 2012
Balance as at January 1, 2012 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

Profit for the period (Unaudited)	-	-	-	-	-	582	582	9	591
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(6)	-	(6)	-	(6)
Total comprehensive income for the period	-	-	-	-	(6)	582	576	9	585

Transactions with owners recognized directly in equity
Share-based payments (Unaudited)	-	-	20	-	-	-	20	-	20
Exercise of options for shares(Unaudited)	4	12	(16)	-	-	-	-	-	-
Distribution to holders of non-controlling interests, net (Unaudited)	-	-	-	-	-	-	-	(4)	(4)
Balance as at March 31, 2012 (Unaudited)	3,830	80	224	390	(8)	(1,270)	3,246	43	3,289

For details regarding the approval of the general meeting of the Company's shareholders for distribution of a cash dividend of NIS 1.074 billion, subsequent to the reporting date, see Note 6

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	Attributable to owners of the Company

Three months ended March 31, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Unaudited)	-	-	-	-	-	407	407	(1)	406

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (Unaudited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Share-based payments (Unaudited)	-	-	43	-	-	-	43	-	43
Exercise of options for shares(Unaudited)	5	18	(19)	-	-	-	4	-	4
Balance as at March 31, 2011 (Unaudited)	3,803	-	170	390	(10)	(1,383)	2,970	42	3,012

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	Attributable to owners of the Company

Year ended December 31, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Audited)	-	-	-	-	-	2,066	2,066	(5)	2,061
Other comprehensive income for the year, net of tax (Audited)	-	-	-	-	8	27	35	-	35
Total comprehensive income for the year (Audited)	-	-	-	-	8	2,093	2,101	(5)	2,096

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (Audited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders (Audited)	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments (Audited)	-	-	167	-	-	-	167	-	167
Exercise of options for shares (Audited)	28	86	(93)	-	-	-	21	-	21
Balance as at December 31, 2011 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	591	406	2,061
Adjustments:
Depreciation	278	259	1,080
Amortization of intangible assets	73	70	287
Amortization of deferred and other expenses	7	6	28
Share in losses of equity-accounted investees	58	65	216
Financing expenses (income), net	(1)	36	293
Capital gain, net	(24)	(44)	(181)
Share-based payments	20	43	167
Income tax expenses	245	174	755
Expenses (income) for derivatives, net	5	-	(19)

Change in inventory	(23)	(70)	(33)
Change in trade and other receivables	(80)	(321)	(756)
Change in trade and other payables	36	95	(131)
Change in provisions	(5)	9	(64)
Change in employee benefits	(31)	231	82
Change in deferred and other income	(18)	-	50
Net income tax paid	(133)	(184)	(649)
Net cash from operating activities	998	775	3,186

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(75)	(78)	(355)
Refund from the Ministry of Communications for frequencies	-	-	36
Proceeds from the sale of property, plant and equipment	47	187	230
Acquisition of financial assets held for trading	(1,100)	(8)	(2,859)
Proceeds from the sale of financial assets held for trading	750	-	1,967
Purchase of property, plant and equipment	(385)	(422)	(1,548)
Proceeds from disposal of investments and long-term loans	88	1	11
Acquisition of investments and long-term loans	(1)	(1)	(5)
Proceeds (payment) for derivatives	4	(11)	(5)
Dividends received	-	-	3
Interest received	4	3	34
Net cash used in investing activities	(668)	(329)	(2,491)

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (contd.)

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	-	-	3,092
Bank loans received	-	-	2,200
Repayment of debentures	(68)	(92)	(835)
Repayment of loans	(91)	(9)	(648)
Net short-term borrowing	-	(1)	(5)
Dividends paid	-	-	(3,155)
Interest paid	(46)	(32)	(377)
Net payment for derivatives	-	-	(1)
Distribution to holders of non-controlling interests, net	(4)	-	-
Proceeds from exercise of options	-	4	21
Net cash from (used in) finance activities	(209)	(130)	292

Increase in cash and cash equivalents	121	316	987
Cash and cash equivalents at the beginning of the period	1,352	365	365
Cash and cash equivalents at the end of the period	1,473	681	1,352

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

1.1
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as the “Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

1.2
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, together with his brother, Yosef Elovitch, through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through a company that it controls. As at March 31, 2012, this company held 31.05% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company.

1.3
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and adjusted according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision.

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2011 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 8, 2012.

2.4
Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

3.	Reporting Principles and Accounting Policy

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Financial Statements for the year ended December 31, 2011, except as described below.

The Group did not recognize actuarial gains or losses in the three months period ended March 31, 2012, since in the interim period, there were no significant changes in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases.

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Group's Annual Financial Statements as at December 31, 2011. Below are details of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	Walla! Communications Ltd. ("Walla")

Further to Note 32.3 to the financial statements as at December 31, 2011, regarding the Company's complete tender offer to purchase all the shares of Walla held by the public, on April 5, 2012, the tender offer was accepted by the majority stipulated in the Companies Law (of the number of shares offered for sale, 12,980,972 shares representing 28.45% of the share capital of Walla, notices of acceptance were received for 11,371,893 shares, representing 24.92% of the share capital of Walla) and accordingly, all the shares of Walla held by the public were acquired for NIS 77 million (including exercise of employee options), so that subsequent to the acquisition and as from April 15, 2012, Walla was delisted from the TASE and became a private company wholly owned by the Company. The effect of the acquisition of the public's shares in Walla on the Company's financial statements in the second quarter of 2012 is not expected to be material.

4.2.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate)

4.2.1	The Group attaches the condensed interim financial statements of DBS Satellite Services (1998) Ltd. to these condensed consolidated interim financial statements.

4.2.2
Since the beginning of its operations, DBS has accumulated substantial losses. The losses of DBS in 2011 amounted to NIS 230 million and losses in the three months ended March 31, 2012 amounted to NIS 64 million. As a result of these losses, the capital deficit and working capital deficit of DBS as at March 31, 2012 amounted to NIS 3,714 million and NIS 612 million, respectively.

4.2.3
As at March 31, 2012, DBS is in compliance with the financial covenants under the financing agreements and the debentures.

The management of DBS believes that the financial resources at its disposal will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years the DBS was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in the investments of DBS will require an expansion of the financial resources at its disposal.

See also Note 4.2.4 below.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

4.         Group Entities (Contd.)

4.2	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (contd.)

4.2.4
In May 2012 a debenture was signed by DBS and a number of institutional entities (“the lenders”) whereby the lenders would extend to DBS a loan of NIS 392 million (“the debenture”). The proceeds of the funds raised will be used for full repayment of the long-term credit granted to the Company by the banks.

The loan granted under the debenture will be used to repay the principal in ten annual unequal instalments, where from 2013 – 2017 the payment of the principal will be 8% of the par value of the debentures and in each subsequent year the payment of the principal will be 12% of the par value of the debentures.

The debenture will bear annual interest of 6.4% payable in six-monthly instalments. The principal and interest of the loan will be linked to the CPI.  The agreement includes terms for adjusting the interest rate, terms for early repayment, and liens, including financial covenants which DBS is required to fulfill.

4.2.5	The balance of DBS's current debt to the Group companies As at March 31, 2012 amounts NIS 65 million, of which NIS 42 million is to the Company.

4.3	Stage One Venture Capital Fund (Israel) L.P. ("the Fund")

Further to Note 12.2.3(F) to the financial statements as at December 31, 2011, in February 2012, the Fund signed an agreement to sell all its holdings in Traffix Communications Systems Ltd. Following the agreement, in the reporting period, the Group recognized financing revenues of NIS 74 million from the disposal of available-for-sale assets.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include appropriate provisions of NIS 161 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure as at March 31, 2012, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 11.9 billion and an amount of NIS 4.1 billion is for claims, which at this stage cannot be assessed, as set out in sections 5.1 and 5.2 below. For updates subsequent to the reporting date, see section 5.2 below. This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections 5.2 and 5.4 below.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

5.         Contingent Liabilities (Contd.)

5.1.	Employee claims

As at March 31, 2012, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 252 million and relates mainly to claims filed by groups of employees or individual claims, which are expected to have wide ramifications in the Company. Of these claims, there is a claim amounting to NIS 25 million which at this stage the chances of the claim cannot be assessed. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 72 million, where provisions are required to cover the exposure resulting from such claims.

Subsequent to the reporting date, at the request of the plaintiff (a former employee of the Company) a claim and motion for its certification as a class action, amounting to NIS 150 million, was deleted. It is noted that there are several prior legal proceedings against the Company in matters that are the same as or similar to the claim that was deleted, and termination of the proceedings has no effect on these claims and on the total exposure for employee claims as at March 31, 2012 as described above.

5.2.	Customer claims

As at March 31, 2012, the amount of the additional exposure for customer claims amounts to NIS 9.3 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 4.1 billion which at this stage the chances of the claim cannot be assessed. An amount of NIS 261 million is for a claim filed against the Company, Pelephone and other communication companies unrelated to the Group, without details of the amount claimed from each defendant. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 24 million, where provisions are required to cover the exposure arising from such claims.

In addition, subsequent to the reporting date, customer claims amounting to NIS 173 million were filed against Group companies (at this stage, it is not possible to assess their changes) and customer claims with exposure of NIS 285 million came to an end.

5.3.	Supplier and communication provider claims

As at March 31, 2012, the amount of the additional exposure for supplier and communication supplier claims amounts to NIS 1 billion (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9 million, where provisions are required to cover the exposure arising from such claims.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

5.         Contingent Liabilities (Contd.)

5.4.	Claims for punitive damages

As at March 31, 2012, the additional exposure for punitive damages amounts to NIS 5.1 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1 million, where provisions are required to cover the exposure arising from such claims.

5.5.	Claims by enterprises and companies

As at March 31, 2012, the additional exposure for claims by enterprises and companies amounted to NIS 83 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 11 million, where provisions are required to cover the exposure arising from such claims.

5.6.	Claims by the State and authorities

As at March 31, 2012, the additional exposure for claims by the State and authorities amounted to NIS 220 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 44 million, where provisions are required to cover the exposure arising from such claims.

5.7.	Contingent claims referring to the associate DBS Satellite Services (1998) Ltd. ("DBS")

As at March 31, 2012, the exposure resulting from the legal claims filed against DBS in respect of various matters amounts NIS 756 million (before linkage and interest). Of these claims, there are claims amounting to NIS 27 million which at this stage cannot yet be assessed.

Subsequent to the reporting date, the Tel Aviv District Court approved the abandonment of a claim and motion for its certification as a class action in the amount of NIS 600 million, alleging, inter alia, that DBS had omitted broadcasts which it was is obligated to air under the terms of its basic package, it removed channels without approval, it failed to comply with its investment obligation and breached obligations regarding the broadcasting of advertisements, promos and marketing and commercial content.

On March 15, 2012, DBS received a letter from counsel for AGICOA, an international organization which collects and distributes the payments of royalties to producers. According to AGICOA, DBS is infringing its rights to secondary broadcasts and so DBS needs to obtain a usage license and also pay for previous use, otherwise, AGICOA will institute legal proceedings. After receipt of the letter, DBS made direct contact with AGICOA. At this preliminary stage when AGICOA’s allegations have not yet been clarified it is impossible to assess the implications of this matter for DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
March 31, 2012	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2011	December 31, 2011
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,825,000,000	2,825,000,000	2,717,689,862	2,691,069,862	2,713,627,744

6.2
Following the exercise of options by employees in accordance with the options plans set out in Note 26 to the financial statements as at December 31, 2011, in the three month period ended March 31, 2012, the Company issued 4,062,118 ordinary shares of NIS 1 par value each.

6.3
Subsequent to the reporting date and through to May 7, 2012, following the exercise of options by the employees, in accordance with the options plans set out in Note 26 to the financial statements as at December 31, 2011, the Company issued 67,174 ordinary shares of NIS 1 par value each.

6.4
Further to Note 20.2.2 of the financial statements as at December 31, 2011 regarding a distribution not in compliance with the earnings test, the balance of the dividend payable as at March 31, 2012 is presented as follows:

	March 31, 2012
	Dividend payable, undiscounted	Presented in the statement of financial position *
	NIS million	NIS million
Current liabilities	1,000	982
Non-current liabilities	1,000	935
	2,000	1,917

*
Dividend payable for the special distribution presented in the statement of financial position at present value plus financing expenses accumulated from March 31, 2011 (the date of court approval for the distribution) to March 31, 2012

Further to Note 20.2.2 to the financial statements as at December 31, 2011 regarding applications to the Tel Aviv District Court concerning the objection to the distribution of the dividend which is not in compliance with the earnings test, on March 29, 2012 and April 4, 2012, two motions were filed at the Tel Aviv District Court (Economic Division), objecting to the continued payments for a distribution which is not in compliance with the earnings tests, which was approved by the court on March 31, 2011. The two motions were filed by two holders of Debentures (Series 5) of the Company, who had also filed a similar objection in 2011, seeking to join as set out in this Note. The Company submitted its response to the objections, rejecting the arguments set out in the objections, and petitioned the court to dismiss the objections in limine and in substance. Subsequently, there were evidentiary hearings and closing arguments. At the publication date of this report, the ruling on this case has yet to be handed down.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

6.	Equity and Share-based Payments (contd.)

6.5
Subsequent to the reporting date, on April 24, 2012, the general meeting of the shareholders of the Company approved the recommendation of the Board of Directors of the Company from March 14, 2012 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 1.074 billion, representing NIS 0.3951788 per share and 39.51788% of the Company’s issued and paid up capital on the record date (May 4, 2012). The dividend will be paid on May 21, 2012. The third lot of the special distribution of NIS 500 million, will be paid together with this distribution, representing NIS 0.1839752 per share at the record date (May 4, 2012) and 18.39752% of the issued and paid up capital of the Company.

7.	Transactions with interested and related parties

7.1
Further to Note 29.5.2(A)(3) to the financial statements as at December 31, 2011, regarding the Board of Directors' approval of the amendment to the agreement between DBS and Eurocom Digital Communications Ltd. and ADB, on March 27, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.2
Further to Note 29.5.2(A)(4) to the financial statements as at December 31, 2011, regarding the Board of Directors' approval of the engagement of DBS in a transaction to acquire converters from Eurocom Digital Communications Ltd. and ADB and regarding credit from suppliers, on April 4, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.3
On May 8, 2012, the Company’s Board of Directors resolved (after the approval of the audit committee) that the Company would vote in favor of DBS’s transaction to raise capital of up to NIS 450 million at the general meeting of the shareholders of DBS. For further information about the capital raised by DBS, see Note 4.2.4 above.

8.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	574	597	2,320
Internet - infrastructure	296	265	1,092
Transmission and data communication	196	183	749
Other services	66	64	215
	1,132	1,109	4,376
Cellular telephony
Cellular services and terminal equipment	506	645	2,346
Value added services	307	283	1,201
Sale of terminal equipment	410	501	1,911
	1,223	1,429	5,458

International communications, internet and NEP services	322	315	1,289

Other	63	60	250

	2,740	2,913	11,373

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

9.	Operating and general expenses

	Three months ended		Year ended
	March 31		December 31
	2012	2011*	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	379	430	1,693
Interconnectivity and payments to domestic and international operators	224	222	910
Maintenance of buildings and sites	162	161	641
General and marketing expenses - see Note 12.2	122	156	655
Services and maintenance by sub-contractors	43	46	170
Vehicle maintenance expenses	38	42	142
Content services expenses	24	33	123
Royalties and collection fees	52	41	160
	1,044	1,131	4,494

*	Certain expenses were reclassified to present all expenses according to their nature.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

10.	NOTE – SEGMENT REPORTING

10.1.	Operating segments

	Three months ended March 31, 2012 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,131	1,222	321	417	62	(417)	2,736
Inter-segment revenues	68	22	11	-	9	(106)	4
Total revenues	1,199	1,244	332	417	71	(523)	2,740

Depreciation and amortization	178	135	34	66	6	(61)	358

Segment results – operating profit (loss)	539	267	50	52	(2)	(56)	850
Financing expenses	120	17	5	119	2	(131)	132
Financing income	(71)	(39)	(3)	(3)	-	(60)	(176)
Total financing expenses (income), net	49	(22)	2	116	2	(191)	(44)

Segment profit (loss) after financing expenses, net	490	289	48	(64)	(4)	135	894
Share in earnings (losses) of equity accounted investees	-	-	-	-	-	(58)	(58)
Segment profit (loss) before income tax	490	289	48	(64)	(4)	77	836
Income tax	142	73	12	-	(1)	19	245
Segment results – net profit (loss)	348	216	36	(64)	(3)	58	591

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

10.	Segment Reporting (contd.)

10.1.	Operating segments (Contd.)

	Three months ended March 31, 2011 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,108	1,428	315	406	59	(406)	2,910
Inter-segment revenues	70	22	14	-	8	(111)	3
Total revenues	1,178	1,450	329	406	67	(517)	2,913

Depreciation and amortization	162	139	24	69	7	(66)	335

Segment results – operating profit	211	399	61	61	1	(68)	665
Financing expenses	80	15	3	138	1	(135)	102
Financing income	(54)	(25)	(2)	(4)	-	3	(82)
Total financing expenses (income), net	26	(10)	1	134	1	(132)	20

Segment profit (loss) after financing expenses, net	185	409	60	(73)	-	64	645
Share in earnings (losses) of equity accounted investees	-	-	-	-	-	(65)	(65)
Segment profit (loss) before income tax	185	409	60	(73)	-	(1)	580
Income tax	62	99	14	-	-	(1)	174
Segment results – net profit (loss)	123	310	46	(73)	-	-	406

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

10.	Segment Reporting (contd.)

10.1	Operating segments (Contd.)

	Year ended December 31, 2011 (Audited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688	561	109	276	21	(260)	1,395

Segment results – operating profit	1,658	1,360	241	295	3	(315)	3,242
Financing expenses	531	67	11	547	5	(562)	599
Financing income	(291)	(105)	(9)	(23)	-	39	(389)
Total financing expenses (income), net	240	(38)	2	524	5	(523)	210

Segment profit (loss) after financing expenses, net	1,418	1,398	239	(229)	(2)	208	3,032
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,418	1,398	240	(229)	(2)	(9)	2,816
Income tax	353	342	58	1	4	(3)	755
Segment results – net profit (loss)	1,065	1,056	182	(230)	(6)	(6)	2,061

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

10.	Segment Reporting (contd.)

10.2	Adjustments for segment reporting of revenue and profit or loss

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	3,192	3,363	13,169
Revenues from other segments	71	67	277
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(106)	(111)	(454)
Cancellation of revenue for a segment classified as an associate	(417)	(406)	(1,619)
Consolidated revenues	2,740	2,913	11,373

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit or loss
Operating profit for reporting segments	908	732	3,554
Cancellation of expenses for a segment classified as an associate	(52)	(61)	(295)
Other financing income (expenses), net	44	(20)	(210)
Share in losses of equity-accounted investees	(58)	(65)	(216)
Profit (loss) for operations classified in other categories	(2)	1	3
Other adjustments	(4)	(7)	(20)
Consolidated profit before income tax	836	580	2,816

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

11.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

11.1.	Pelephone Communications Ltd.

 Statement of financial position

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	2,887	2,119	2,280
Non-current assets	3,057	2,970	3,124
	5,944	5,089	5,404
Current liabilities	1,294	1,159	1,263
Long-term liabilities	1,284	657	992
Total liabilities	2,578	1,816	2,255
Equity	3,366	3,273	3,149
	5,944	5,089	5,404

 Statement of income

	Three months ended		Year
	March 31		ended
	2012	2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	527	666	2,436
Revenue from value added services	307	283	1,201
Revenues from sales of terminal equipment	410	501	1,911
Total revenues from services and sales	1,244	1,450	5,548
Cost of services and sales	831	902	3,587
Gross profit	413	548	1,961
Selling and marketing expenses	116	117	480
General and administrative expenses	30	32	121
	146	149	601

Operating profit	267	399	1,360
Financing expenses	17	15	67
Financing income	(39)	(25)	(105)
Other financing income, net	(22)	(10)	(38)

Profit before income tax	289	409	1,398
Income tax	73	99	342
Profit for the period	216	310	1,056

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

11.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd. (Contd.)

11.2.	Bezeq International Ltd.

 Statement of financial position

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	527	451	500
Non-current assets	815	619	768
	1,342	1,070	1,268
Current liabilities	298	265	292
Long-term liabilities	179	20	147
Total liabilities	477	285	439
Equity	865	785	829
	1,342	1,070	1,268

 Statement of income

	Three months ended		Year
	ended March 31		ended
	2012	2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	332	329	1,354
Operating expenses	201	193	788
Gross profit	131	136	566
Selling, marketing and development expenses	50	47	209
General and administrative expenses	31	28	116
	81	75	325

Operating profit	50	61	241
Financing expenses	5	3	11
Financing income	(3)	(2)	(9)
Financing expenses (income), net	2	1	2
Share in the earnings of equity-accounted associates	-	-	1
Profit before income tax	48	60	240
Income tax	12	14	58
Profit for the period	36	46	182

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2012 (Unaudited)

12.	Subsequent Events

12.1	For information about the Company's purchase of all Walla shares in April 2012, see Note 4.1.

12.2
On April 2, 2012, the settlement between the Company and the Ministry of Communications regarding the claim of government authorities to pay frequency fees in Judea, Samaria and Gaza according to which the Company will pay the plaintiffs NIS 26 million (plus linkage to the CPI of February 11, 2010), was given the validity of a ruling. Following the settlement, in the reporting period, the Company reduced liabilities for frequency fees and decreased operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

12.3
On May 2, 2012, the Ministry of Communications published a policy document regarding the expansion of competition for fixed-line communications - the wholesale market, according to which the Minister of Communications has adopted the main recommendations of the "Committee for reviewing and adjusting Bezeq's rate structure and setting rates for wholesale services in fixed-line communications", headed by Amir Hayek, CPA, as described in the document.

The Company is studying the policy document and at this stage is unable to estimate its effect on its business results.